August 28, 2018

Via FedEx and EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4546

Washington, D.C.  20549

RE:	Arena Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017 Filed March 14, 2018
Form 10-Q for the Quarterly Period Ended March 31, 2018
Filed May 9, 2018 File No. 000-31161

Dear Ms. Ignat and Ms. Mast:

We are writing in response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 25, 2018 (the “Comment Letter”) with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed with the Commission on March 14, 2018 (the “Form 10-K”), and the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018, filed with the Commission on May 9, 2018 (the “Form 10-Q”), of Arena Pharmaceuticals, Inc. (the “Company”).  We are sending the Staff a hard copy of this letter.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the Form 10-K and the Form 10-Q.

Staff Comments and Company Responses

Form 10-Q for the Fiscal Quarter Ended March 31, 2018

Unaudited Condensed Consolidated Financial Statements

Notes to Unaudited Condensed Consolidated Financial Statements

1. Basis of Presentation

Changes in Accounting Principles – Revenue Recognition, page 5

You have recognized an impairment loss of $13.1 million related to the asset group of your Manufacturing Operations disposed of during the quarter ended March 31, 2018 and reported this amount in the cumulative effect adjustment recorded upon the adoption of ASC 606 at January 1, 2018. Please help us understand how you determined your impairment charge and its reporting within the $19 million cumulative adjustment. Please tell us each significant asset that was impaired and describe your methodology for determining your impairment charges. Explain to us

United States Securities and Exchange Commission

August 28, 2018

the material facts, circumstances and assumptions you considered in determining the amount and the timing of the impairment charge.

Response:  The Company respectfully submits the following:

On March 9, 2018, the Company entered into an Asset Purchase Agreement, or Sale Agreement, with Siegfried Pharma AG and Siegfried AG, (collectively and individually, “Siegfried”). Under the Sale Agreement, the Company agreed to sell and assign to Siegfried, and Siegfried agreed to purchase and assume from Arena GmbH, our wholly-owned subsidiary, certain drug product finishing facility assets and know-how, including fixtures, equipment, other personal property and real estate assets located in Zofingen, Switzerland, and related contracts and certain related liabilities (collectively, the Manufacturing Operations). This transaction is referred to herein as the Siegfried Transaction. The Siegfried Transaction was completed on March 31, 2018.

The impairment charge of $13.1 million was a direct effect of the adoption of Accounting Standards Codification, or ASC, 606, Revenue from Contracts with Customers, or ASC 606, on January 1, 2018, on the disposal group of the Manufacturing Operations, which was classified as assets of disposal group held for sale since December 2017.

The impairment charge resulted from measuring the disposal group of the Manufacturing Operations in accordance with ASC 360-10-35-43 at the lower of its carrying value or fair value less cost to sell. At December 31, 2017, prior to the adoption of ASC 606, the carrying value of the disposal group of the Manufacturing Operations was lower than its fair value less cost to sell; therefore, there was no impairment charge to recognize.

The adoption of ASC 606 on January 1, 2018, resulted in the recognition of a contract asset and the reduction of deferred revenue pertaining to the Eisai Supply Agreement, which was part of the disposal group of the Manufacturing Operations (see Note 7 in Form 10-Q for the Quarterly Period ended March 31, 2018, for further information on the Eisai Supply Agreement). The recognition of this contract asset, and the reduction of this deferred revenue upon the adoption of ASC 606 on January 1, 2018, resulted in the carrying value of the disposal group of the Manufacturing Operations being higher than its fair value less cost to sell.

On January 1, 2018, the disposal group of the Manufacturing Operations had an estimated fair value less cost to sell of $6.0 million which resulted in the $13.1 million impairment charge. The estimate of the fair value less cost to sell of $6.0 million was based upon the Company’s estimate of the net amount the Company would realize upon a sale of the disposal group of the Manufacturing Operations if such a sale was consummated on January 1, 2018. The primary components of this estimate included (i) the total actual sales price from the Siegfried Transaction of approximately $4.4 million plus (ii) manufacturing support payments received from Eisai Inc. during the three months ended March 31, 2018, totaling $1.7 million in connection with the Eisai Supply Agreement less (iii) the Siegfried Transaction selling costs of $0.1 million.

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August 28, 2018

ASC 250-10-45-8 states that the direct effects of a change in accounting principle shall be applied retrospectively. Indirect effects that would have been recognized if the newly adopted accounting principle had been followed in prior periods shall not be included in the retrospective application. If indirect effects are actually incurred and recognized, they shall be reported in the period in which the accounting change is made.

Direct effects of a change in accounting principle are defined in ASC 250-10-20 as:

Those recognized changes in assets or liabilities necessary to effect a change in accounting principle. An example of a direct effect is an adjustment to an inventory balance to effect a change in inventory valuation method. Related changes, such as an effect on deferred income tax assets or liabilities or an impairment adjustment resulting from applying the subsequent measurement guidance in Subtopic 330-10 to the adjusted inventory balance, also are examples of direct effects of a change in accounting principle.

Indirect effects of a change in accounting principle are defined in ASC 250-10-20 as:

Any changes to current or future cash flows of an entity that result from making a change in accounting principle that is applied retrospectively. An example of an indirect effect is a change in a nondiscretionary profit sharing or royalty payment that is based on a reported amount such as revenue or net income.

This impairment charge is a direct effect from the adoption of ASC 606 as (i) it is a related change necessary to effect the adoption of ASC 606 and (ii) the adoption of ASC 606 does not result in any changes to the Company’s current or future cash flows. The Company adopted ASC 606 using the modified retrospective method by recognizing the cumulative effect of initially applying ASC 606 as an adjustment to accumulated deficit at January 1, 2018. Therefore, the Company also recorded this impairment charge as an adjustment to accumulated deficit at January 1, 2018.

The adoption of ASC 606, excluding the impairment charge, resulted in a cumulative decrease (credit) of $32.1 million to accumulated deficit at January 1, 2018. The ASC 606 direct effect impairment charge of $13.1 million was recorded as an increase (debit) to accumulated deficit at January 1, 2018. The net cumulative impact to the Company’s accumulated deficit balance at January 1, 2018, was a decrease (credit) of $19.0 million.

The significant assets that were included in the disposal group of the Manufacturing Operations and impaired include (i) land, property and equipment, (ii) a production license intangible asset and (iii) inventories. In accordance with ASC 830-30-45-13, the Company also included the cumulative translation adjustment that pertained to the disposal group of the Manufacturing Operations in the carrying value for purposes of calculating the impairment charge at January 1, 2018, as the Company had committed to a plan that would result in the derecognition of the cumulative translation adjustment upon consummation of the plan which is

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consistent with the held for sale classification of the disposal group of the Manufacturing Operations.

The Company respectfully requests the Staff’s assistance in completing the review of the Company’s response as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to me at 858-210-3636.

Sincerely,

Arena Pharmaceuticals, Inc.

/s/ Kevin R. Lind

Kevin R. Lind

Executive Vice President and Chief Financial Officer

cc:Amit Munshi, Chief Executive Officer

Steven W. Spector, Executive Vice President, General Counsel and Secretary

Steven M. Przesmicki, Cooley LLP